Exhibit 12
Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

Six months ended
June 30, 2014
(Millions)
Earnings:
Income before income taxes	$599
Less: Equity earnings	(55)
Income before income taxes and equity earnings	544
Add:
Fixed charges:
Interest incurred	273
Rental expense representative of interest factor	5
Total fixed charges	278
Distributed income of equity-method investees	96
Less:
Interest capitalized	(50)
Total earnings as adjusted	$868
Fixed charges	$278
Ratio of earnings to fixed charges	3.12